Consent of Independent Registered

Public Accounting Firm

We consent to the reference to our firm under the caption “Services” as the independent registered public accounting firm in the Statement of Additional Information, dated December 15, 2022, and included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-6 No. 333-266659) of John Hancock Life Insurance Company (U.S.A.) Separate Account A (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 30, 2022, with respect to the statutory-basis financial statements of John Hancock Life Insurance Company (U.S.A.) and (2) dated March 30, 2022, with respect to the financial statements of each of the subaccounts within John Hancock Life Insurance Company (U.S.A.) Separate Account A, for the year ended December 31, 2021, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

December 13, 2022